As filed with the Securities and Exchange Commission on January 9, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Final Amendment)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Western Asset Middle Market Income Fund Inc.

(Name of Subject Company (issuer))

Western Asset Middle Market Income Fund Inc.

(Name of Filing Person (offeror))

Common Stock $.001 Par Value Per Share

(Title of Class of Securities)

95790G108

(CUSIP Number of Class of Securities)

ROBERT I. FRENKEL

SECRETARY

WESTERN ASSET MIDDLE MARKET INCOME FUND INC.

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7046

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York, 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$4,806,272(a)	$582.52(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for Shares in the offer.
(b)	Calculated at $121.20 per $1,000,000 of the Transaction Valuation.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$582.52	Filing Party:	Western Asset Middle Market Income Fund Inc.
Form or Registration No.:	Schedule TO	Date Filed:	November 30, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on November 30, 2018 by Western Asset Middle Market Income Fund Inc., a Maryland corporation (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase for cash up to 2.5% of the Fund’s outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), or up to 6,236 Shares, upon the terms and subject to the conditions contained in the Offer to Purchase dated November 30, 2018 (the “Offer to Purchase”) and the related Letter of Transmittal. As described in the offer, the Fund reserved the right to purchase up to an additional 2% of the Fund’s outstanding Shares without amending or extending the offer (the “Additional Shares”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 5:00 p.m., New York time, on January 2, 2019.

2. 18,841 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. Because the Offer was oversubscribed, the Fund purchased a pro rata portion of Shares tendered by each stockholder. Due to rounding and the inability to accept fractional Shares, 8,728 of those Shares, which number includes Additional Shares, were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3. The Shares were repurchased at a price of $710.70, the Fund’s net asset value per Share as of 4:00 P.M., New York City Time, on January 2, 2019.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(5)(i)	Press release issued on January 7, 2019

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN ASSET MIDDLE MARKET INCOME FUND INC.

By:	/s/ Jane Trust
Name:	Jane Trust
Title:	Chairman, President and Chief Executive Officer

Dated: January 9, 2019

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated November 30, 2018*

(a)(1)(ii)	Form of Letter of Transmittal*

(a)(1)(iii)	Letter to Stockholders*

(a)(5)(i)	Press release issued on January 7, 2019 (filed herewith)

(b)(1)	Credit Agreement for Margin Financing with Pershing LLC.**

(b)(2)	Amendment No. 1 to Credit Agreement for Margin Financing with Pershing LLC.**

(b)(3)	Amendment No. 2 to Credit Agreement for Margin Financing with Pershing LLC.**

(b)(4)	Amendment No. 3 to Credit Agreement for Margin Financing with Pershing LLC.**

(b)(5)	Amendment No. 4 to Credit Agreement for Margin Financing with Pershing LLC.***

(b)(6)	Amendment No. 5 to Credit Agreement for Margin Financing with Pershing LLC.†

*	Previously filed with the Schedule TO-I on November 30, 2018.
**	Previously filed with Schedule TO-I on February 29, 2016.
***	Previously filed with Schedule TO-I on September 6, 2016.
†	Previously filed with Schedule TO-I on June 4, 2018.

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